

April 5, 2012

Via E-mail
Jerry G. Mikolajczyk
Chief Executive Officer
Xun Energy, Inc.
12518 NE Airport Way
Suite 148 No. 156
Portland, Oregon 97230

Re: Xun Energy, Inc.
Form 10-K for Fiscal Year Ended May 31, 2011
Filed September 28, 2011
Form 10-Q for Fiscal Quarter Ended November 30, 2011
Filed January 23, 2012
File No. 0-53466

Dear Mr. Mikolajczyk:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief